UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 0-15502
CUSIP Number: 205862402

NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_|
Form N-CSR

For Period Ended: January 31, 2011

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Comverse Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

810 Seventh Avenue
Address of Principal Executive Office (Street and Number)

New York, New York 10019
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|_|
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Comverse Technology, Inc. (the “Company”) is in the process of preparing its Annual Report on Form 10-K for the fiscal year ended January 31, 2011 (the “2010 Form 10-K”).  The Company will not be able to file the 2010 Form 10-K on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.  The Company currently expects to file the 2010 Form 10-K in May 2011. The delay in filing the 2010 Form 10-K is the result of material weaknesses in CTI’s internal control over financial reporting.

As previously disclosed, the Company expects to file its Quarterly Report on Form 10-Q for the first quarter of the fiscal year ending January 31, 2012 in June 2011 and such additional Quarterly Reports on Form 10-Q as may be required of it to become current in its periodic reporting obligations under the federal securities laws as soon as practicable thereafter. This timeline is subject to completion of various milestones in the Company’s financial close, reporting and disclosure processes.

This Form 12b-25 contains certain statements that constitute “forward-looking statements.”  There are numerous risks and uncertainties that could cause actual results and the timing of events to differ materially from those anticipated by the forward-looking statements in this Form 12b-25.  Specifically, this Form 12b-25 includes a forward-looking statement regarding the Company’s expectation to file its 2010 Form 10-K and other periodic reports to become current in its periodic reporting obligations as soon as practicable thereafter.  There can be no assurances that such forward-looking statements will be achieved, with risks and uncertainties arising from (among other factors) the following:

●	the ineffectiveness of the Company’s disclosure controls and procedures resulting in its inability to file its periodic reports under the federal securities laws in a timely manner due to material weaknesses and significant deficiencies in internal control over financial reporting and the potential that the Company may be unable to effectively implement appropriate remedial measures in a timely manner;
●	the continuation of material weaknesses or the discovery of additional material weaknesses in the Company’s internal control over financial reporting and any delay in the implementation of remedial measures; and
●	the ability of the Company’s subsidiaries to provide it with their financial information in a timely manner.

The Company undertakes no commitment to update or revise forward-looking statements except as required by law.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joel E. Legon	(212)	739-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|_| Yes |X| No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended January 31, 2011 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31, 2007, October 31, 2007, April 30, 2008, July 31, 2008, October 31, 2008, April 30, 2009, July 31, 2009, October 31, 2009, April 30, 2010, July 31, 2010 and October 31, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes* |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*
Because the Company has not completed the preparation of its consolidated financial statements for the fiscal year ended January 31, 2011, the Company is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations for the fiscal year ended January 31, 2011 compared with the fiscal year ended January 31, 2010.

Comverse Technology, Inc.
---------------------------------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 8, 2011

COMVERSE TECHNOLOGY, INC.

By:	/s/ Joel E. Legon
Name: Joel E. Legon
Title: Vice President and Interim Chief
Financial Officer